SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2007

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

For Release

GOL Linhas Aéreas Inteligentes S.A. announces that its controlling shareholder, Fundo de Investimento em Participações Asas, has issued the following notice:

“FUNDO DE INVESTIMENTO EM PARTICIPAÇÕES ASAS

CNPJ nº. 07.672.313/0001-35

Notice

Fundo de Investimento em Participações Asas (“Fundo Asas” or the “Controlling Shareholder”), in its capacity as controlling shareholder of Gol Linhas Aéreas Inteligentes S.A., a listed company (“GOL” or the “Company”), which in turn controls the Brazilian airline companies GOL Transportes Aéreos S.A. (“GTA”, operating under the GOL flag) and VRG Linhas Aéreas S.A. (“VRG”, operating under the VARIG flag), informs that it is analyzing various alternatives with respect to its holdings in GOL, including share purchases and tender offers for the outstanding preferred shares of GOL.

As one of these alternatives, the Controlling Shareholder is also analyzing a possible delisting tender offer aimed at cancelling the registration of the Company as a listed company pursuant to article 4, paragraph 4, of Law No. 6,404 of December 15, 1976 and Securities Commission Rule No. 361 of March 5, 2002.

The Controlling Shareholder has not taken any decision at this time and may proceed or not proceed with a delisting tender offer or any other transaction. The Controlling Shareholder may also decide to pursue any of the alternative courses of action available to it, including purchasing shares on the market or conducting tender offers.

Any decision to proceed with any of these alternatives, if and when taken, will be disclosed to the market and will comply with applicable Brazilian securities laws and regulations and the rules of the Differentiated Corporate Governance Standards Level 2 listing segment of the São Paulo Stock Exchange.

São Paulo, September 19, 2007

Banco Santander Brasil S.A.
Investment Manager”

São Paulo, September 19, 2007

Richard Freeman Lark, Jr.
Investor Relations Officer

1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19, 2007

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.